Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

September 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Rebecca Marquigny, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Ms. Marquigny:

On behalf of Nationwide Mutual Funds (the "Registrant") and its series the Nationwide Dynamic U.S. Growth Fund (the "Fund") below you will find the Registrant's responses to the comments conveyed by you on September 4, 2018, with regard to Post-Effective Amendment No. 237 (the "Amendment") to the Registrant's registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the "SEC") on July 19, 2018, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act").

Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into a filing made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

General

1.	Comment: EDGAR does not reflect that the Fund name has been changed from "Nationwide Growth Fund" to "Nationwide Dynamic U.S. Growth Fund." Please revise the Fund name or update it in EDGAR.

Response: The Registrant has updated the Fund name in EDGAR.

Fund Summary

2.
Comment: With respect to footnote 1 to the fee table, please explain how the expense cap applies to the Fund's total expenses and confirm that the fee waiver and total expenses after the fee waiver disclosed in the fee table are accurate.

Response: The expense cap limits the Fund's total expenses to 0.65%,  and it applies to all share classes.  As the footnote states, the expense cap excludes, among other things, "taxes, interest, brokerage commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses" and "administrative services fees."  To determine the total expenses that are subject to the expense cap for a specific class, add "management fees" and "other expenses," and then subtract from that total the applicable share class administrative services fee, which can be found on page 19 of the Prospectus. The Registrant confirms that the numbers in the fee table are accurate.

3.
Comment: With respect to the first paragraph under "Principal Investment Strategies," please disclose whether there are any specific target exposure ranges for equity securities, money market instruments, futures contracts, and options, and, if so, what the target exposure ranges are.

Response: There are no specific target exposure ranges and thus no target ranges are disclosed.

4.
Comment: With respect to the disclosure included in the "Principal Investment Strategies" section, please revise the disclosure to eliminate the use of industry jargon and describe the investment selection process in plain English.  Specifically, provide plain English explanations for "full market cycle," "forward looking returns," "volatility," and "adjust the Fund's overall equity exposure within a range of 50%-150%."

Response: The term "forward looking returns" has been replaced with the term "future returns."  The Registrant respectfully maintains that the remaining quoted terms are explained throughout the remaining "Principal Investment Strategies" and "Principal Risks" disclosure and need to be read in context.  Specifically, the

U.S. Securities and Exchange Commission

term "full market cycle" describes the general cyclical nature of securities markets, which alternate between "appear[ing] favorable" and "appear[ing] to be unfavorable" (third paragraph under "Principal Investing Strategies") and may go up or down in value (see "market and selection risks").  "Volatility" is defined under "equity securities risk" (i.e., "markets are volatile . . . [t]he price of an equity security fluctuates . . .").  "Adjust the Fund's overall equity exposure within a range of 50%-150%" is explained in the sentences immediately preceding the phrase, which state that the subadviser adjusts the Fund's equity exposure depending on market conditions, increasing such exposure through the use of futures and options or decreasing it by allocating Fund assets to Treasury bond index futures and/or money market instruments.

5.
Comment: With respect to the Fund's investments in futures and options, please clarify how the Fund's adviser selects the specific futures and options contracts or criteria used in order to increase or decrease the Fund's exposure to the equities markets.

Response: While it is important for investors to understand that futures may be used to adjust the Fund's exposure to equities, it is not necessary for investors to understand the specific methodologies of the subadviser in implementing the strategy.  Thus, the Registrant respectfully declines to add the requested disclosure.

6.	Comment: With respect to the Fund's investments in derivatives, please disclose how derivatives will be valued for purposes of the 80% test.

Response: The Registrant respectfully notes that the disclosure already states how derivatives are valued: "The Fund invests at least 80% of its net assets in securities of U.S. issuers or derivatives the value of which are linked to securities of U.S. issuers."  Footnote 13 to the Rule 35d-1 Adopting Release requires an investment company "with a name that suggests that the company focuses its investments in a particular type of investment" to "invest at least 80% of its assets in the indicated investment."  Footnote 13 goes on to state that "this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."  Because the derivatives in which the Fund invests have economic characteristics similar to the securities of U.S. issuers, the derivative may be included in the Fund's 80% basket.

7.
Comment: Because the Fund includes "U.S." in its name, please disclose that the Fund has adopted a policy to invest at least 80% of its assets in investments that are economically tied to the United States. Additionally, please disclose how the Fund's adviser will determine whether an investment is economically tied to the United States.

U.S. Securities and Exchange Commission

Response: The requested disclosure already appears in the Item 4 and Item 9 sections of the Prospectus.  The second paragraph under "Principal Investment Strategies" in the Item 4 section states, "Under normal circumstances, the Fund invests at least 80% of its net assets in securities of U.S. issuers or derivatives the value of which are linked to securities of U.S. issuers."  "U.S. issuers" is defined in the Item 9 section, under "Key Terms," as "either (i) a company whose stock is listed on the New York Stock Exchange or NASDAQ; or (ii) the United States Treasury."

8.
Comment: With respect to the final paragraph in the "Principal Investment Strategies" section, please revise the disclosure to clarify the specific assets in which the Fund will invest, and to what extent.

Response: The specific assets in which the Fund will invest are already listed throughout the "Principal Investment Strategies" section in the disclosure preceding the final paragraph and include common stocks, money market instruments, futures contracts, and options.

9.
Comment: The disclosure in the final paragraph of the "Principal Investment Strategies" section describes the Fund's strategy as "in contrast to a growth style of investing." Please explain why "growth" is included in the Fund's name and reconcile the disclosure as applicable.

Response: "Growth" is included in the Fund's name because, as the disclosure specifically states, the Fund "is designed for investors seeking growth of capital."  When used in a fund's name, the word "growth" does not have to refer to a growth style of investing, which is different from seeking growth of capital.  The Registrant respectfully notes that the Rule 35d-1 adopting release states that the Rule does not apply to fund names that incorporate terms such as "growth" that connote types of investment strategies as opposed to types of investments.

10.
Comment:  With respect to the final paragraph in the "Principal Investment Strategies" section, please revise the disclosure to more precisely describe the relationship between the Fund's volatility strategy and an investor's risk tolerance. Please consider discussing how the use of leverage could lead to a potentially sharp decline in the Fund's value in order to clarify why the Fund is intended specifically for investors with a higher risk tolerance.

Response: The requested disclosure already appears in the "Principal Risks" section under "derivatives risk":  "[D]erivatives may be volatile and may involves significant risks. . . . Futures contracts and options on futures contracts may involve leverage, which means that their use can significantly magnify the effect of price movements of the underlying securities or reference measures, disproportionately increasing the Fund's losses and reducing the Fund's opportunities for gains."

U.S. Securities and Exchange Commission

11.	Comment: With respect to "leverage risk," please specifically identify "other transactions that give rise to leverage," or delete the disclosure.

Response: The phrase "other transactions that give rise to leverage" is not included to imply that the Fund will engage in such other transactions, but rather to convey to shareholders the fact that transacting in derivatives is not the only method of creating leverage.  The Registrant respectfully declines to delete the disclosure.

12.
Comment:  With respect to "derivatives risk," please include the deleted disclosure stating that derivatives may be more difficult to purchase, sell or value than other instruments, or supplementally explain why this disclosure is unnecessary.

Response: The Registrant respectfully declines to include the deleted disclosure.  The derivatives in which the Fund will invest are exchange traded and therefore are not necessarily more difficult to purchase, sell, or value than other instruments.

13.	Comment: With respect to "fixed-income securities risk," please identify the specific investments referred to as "other investments with debt-like characteristics," or delete the disclosure.

Response: The disclosure has been revised as follows:

Fixed-income securities risk – investment in fixed-income securities, such as bonds or other investments with debt-like characteristics (e.g., futures contracts the value of which are derived from the performance of bond indexes) subject the Fund to interest rate risk, credit risk and prepayment and call risk, which may affect the value of your investment.

14.
Comment:  With respect to the references to floating- and variable-rate securities on under "fixed-income securities risk," please add corresponding references to these instruments in the "Principal Investment Strategies" section.

Response: The references to floating- and variable-rate securities have been deleted.

15.
Comment:  With respect to "market and selection risks," please revise the disclosure to clarify that "market risk" and "selection risk" are two separate risks.  Consider stating that while the Fund's adviser has discretion and control over the selection of portfolio investments, the adviser cannot control the market and thus has no control over "market risk."

U.S. Securities and Exchange Commission

Response: The Registrant respectfully declines to revise the disclosure as requested.  Item 9(c) of Form N-1A requires only that the Registrant disclose the principal risks of investing in the Fund, and does not require that each risk be disclosed under a separate heading.

16.	Comment: With respect to "strategy risk," please revise the description of the risk factor so that it is distinguishable from "selection risk."

Response: The Registrant respectfully declines to revise the disclosure as requested because the two risks are already distinguishable.  The disclosure for "selection risk" focuses on the performance of the individual securities selected by the subadviser, while the disclosure for "strategy risk" focuses on the Fund's strategy as a whole.  The disclosure for "selection risk" specifically states that the securities selected by the Fund's subadviser may underperform "the securities selected by other funds with similar investment objectives and investment strategies," recognizing that two funds with similar strategies could perform differently based on the individual securities chosen.  The disclosure for "strategy risk," in contrast, focuses on the volatility of the Fund's strategy and its appropriateness for longer-term investors.

17.
Comment:  With respect to the performance information provided, please explain the basis for including the returns of the prior investment strategy and subadviser.  Additionally, please clarify whether a merger was involved.

Response: The Registrant respectfully submits that the presentation of the Fund's performance prior to the change in investment strategy and subadviser is consistent with the SEC staff's prior guidance in no-action letters.  Specifically, in Fairmont Fund Trust, SEC No-Action Letter (Dec. 9, 1988), the staff declined to issue no-action relief where a fund sought to omit its past performance results achieved under a different investment strategy.  Similarly, in Blanchard Global Growth Fund, SEC No-Action Letter (May 7, 1996), the staff declined to issue no-action relief where a fund sought to omit past performance results achieved with the prior subadviser.  The staff stated that "past performance data cannot be excluded from calculations of a fund's standardized total return simply because the fund's adviser replaces one subadviser with another."  Accordingly, given the SEC staff's guidance against omitting prior performance due to a change in investment strategy or a change in a subadviser, the Registrant believes the narrative disclosure is important for investors to understand that performance prior to July 16, 2018, was achieved under a different investment strategy and a different subadviser.  There was no merger involved in the subadviser change.

Fund Summary (Class T Prospectus only)

18.
Comment:  With respect to the prior performance of Class T shares, please state the inception date of Class T shares or provide additional context to the disclosure that states "Since Class T shares are new . . . ."

U.S. Securities and Exchange Commission

Response: The Registrant notes that such disclosure already appears in the Performance section, which states, "Class T shares have not commenced operations as of the date of this Prospectus."

19.	Comment: With respect to the preamble to the annual average total returns table, please state the inception date of Class T shares.

Response: The Registrant respectfully declines to add the requested disclosure as Class T shares have not yet commenced operations.

Additional Information About Fees and Expenses

20.
Comment:  With respect to the "Additional Information about Fees and Expenses" section, the reference to fiscal year end October 31, 2017 suggests that the fee and expense information the needs to be updated (i.e., the sentence ends with the phrase, ". . . and do not reflect any change in expense ratios resulting from a change in assets under management since October 31, 2017.").  To the extent applicable, please update this information as it relates to advisory or subadvisory changes. If this comment is inapplicable, please explain.

Response: The referenced disclosure has been deleted.

Financial Highlights (Class T Prospectus only)

21.	Comment: With respect to the financial highlights, please remove any references to classes of shares that are not offered pursuant to the Prospectus.

Response: The Registrant respectfully declines to delete the disclosure as requested.  The Registrant notes that General Instruction C(3)(b) to Form N-1A states that a fund may include information in the prospectus that is not otherwise required, so long as the information is not incomplete, inaccurate, or misleading.  Although only Class T shares are offered pursuant to the Prospectus, the Fund's other classes are referenced in the Item 4(b)(2) performance disclosure.  Instruction 3(b) to Item 4(b)(2) of Form N-1A states that when a multiple class fund offers a new share class, the performance disclosure must include (i) the bar chart with annual total returns for any other existing class for the first year that the class is offered; and (ii) return information for the other share class in the performance table.  Because Class T shares will not have commenced operations as of the effective date of the Prospectus, the performance disclosure includes the bar chart and performance table with annual total return data for Class R6 shares.  Additionally, the narrative disclosure explains that pre-inception historical performance for Class T shares is based on the previous performance of Class A shares, adjusted to reflect the difference in sales charges but not expenses.  Therefore, because performance information of the Fund's other share classes

U.S. Securities and Exchange Commission

appears in the Item 4(b)(2) disclosure, the Registrant believes it is appropriate to disclose the corresponding performance information in the financial highlights.

U.S. Securities and Exchange Commission

In connection with the Registrant's responses to the SEC Staff's comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire